SCHEDULE C

Transactions in Securities

Transactions by Stilwell Activist Fund, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Sale Price
Sale of Common Stock	06/06/25	42,795	11.6788	499,794.25
Sale of Common Stock	06/09/25	24,729	11.8104	292,059.38
Sale of Common Stock	06/10/25	51,126	11.8656	606,640.67

Transactions by Stilwell Activist Investments, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Sale Price
Sale of Common Stock	06/06/25	224,619	11.6788	2,623,280.38
Sale of Common Stock	06/09/25	131,218	11.8104	1,549,737.07
Sale of Common Stock	06/10/25	245,394	11.8656	2,911,747.05

Transactions by Stilwell Partners, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Sale Price
Sale of Common Stock	06/06/25	10,201	11.6788	119,135.44
Sale of Common Stock	06/09/25	4,468	11.8104	52,768.87
Sale of Common Stock	06/10/25	3,480	11.8656	41,292.29